

Mail Stop 3561

September 4, 2008

Mr. Scott Baily
Chief Financial Officer
Lynx Acquisition, Inc.
c/o Sands Brothers Venture Capital LLC
90 Park Avenue, 31st Floor
New York, NY 10016

   Re: **Lynx Acquisition, Inc.**
      Form 10-KSB/A for the Year Ended December 31, 2007
      Filed August 29, 2008
      File No. 0-52088

Dear Mr. Baily:

  We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

        Sincerely,

        William Thompson
        Accounting Branch Chief